Exhibit 99.2

100 University Avenue, 8th floor
Date: June 23, 2015	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NORTH AMERICAN PALLADIUM LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary General Meeting
Record Date for Notice of Meeting :	June 30, 2015
Record Date for Voting (if applicable) :	June 30, 2015
Beneficial Ownership Determination Date :	June 30, 2015
Meeting Date :	July 30, 2015
Meeting Location (if available) :	Toronto ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
6.15% CONV DEBS DUE SEPT 30/17	656912AA0	CA656912AA06
7.50% SER 1 CONV DEB JAN.31/19	656912AE2	CA656912AE28
7.5% CONV SER 2 DEB APR 11/19	656912AF9	CA656912AF92

Sincerely,

Computershare
Agent for NORTH AMERICAN PALLADIUM LTD.